EXHIBIT 99.2

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	IFRS					Canadian GAAP
	Three Months Ended July 31, 2014	Nine Months Ended July 31, 2014	Year Ended October 31
(in millions of Canadian dollars, except for ratios)			2013	2012	2011	2010	2009
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$439	$1,296	$1,885	$2,187	$2,380	$894	$982
Estimated interest within rental expense	29	86	130	139	124	113	113
Preferred dividend requirement (2)	13	40	-	-	-	-	-

Total Fixed Charges	$481	$1,422	$2,015	$2,326	$2,504	$1,007	$1,095

Preferred Dividends Requirement (Parent Entity) (3)	$33	$101	$150	$165	$185	$168	$134

Total Fixed Charges and Preferred Dividends	$514	$1,523	$2,165	$2,491	$2,689	$1,175	$1,229

Earnings
Income from continuing operations before income taxes (4)	$1,329	$3,953	$5,246	$4,952	$3,841	$3,567	$2,076
Adjusted for: Earnings and distributions related to equity investees	(40)	(69)	(170)	(148)	(102)	14	1
Fixed Charges (excluding preferred dividend requirement)	468	1,382	2,015	2,326	2,504	1,007	1,095

Earnings	$1,757	$5,266	$7,091	$7,130	$6,243	$4,588	$3,172

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.65	3.70	3.52	3.07	2.49	4.56	2.90

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.42	3.46	3.28	2.86	2.32	3.90	2.58

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$1,166	$3,441	$4,612	$4,858	$5,073	$3,256	$5,023
Estimated interest within rental expense	29	86	130	139	124	113	113
Preferred dividend requirement (2)	13	40	-	-	-	-	-

Total Fixed Charges	$1,208	$3,567	$4,742	$4,997	$5,197	$3,369	$5,136

Preferred Dividends Requirement (Parent Entity) (3)	$33	$101	$150	$165	$185	$168	$134

Total Fixed Charges and Preferred Dividends	$1,241	$3,668	$4,892	$5,162	$5,381	$3,537	$5,270

Earnings
Income from continuing operations before income taxes (4)	$1,329	$3,953	$5,246	$4,952	$3,841	$3,567	$2,076
Adjusted for: Earnings and distributions related to equity investees	(40)	(69)	(170)	(148)	(102)	14	1
Fixed Charges (excluding preferred dividend requirement)	1,195	3,527	4,742	4,997	5,197	3,369	5,136

Earnings	$2,484	$7,411	$9,818	$9,801	$8,936	$6,950	$7,213

Ratio of Earnings to Fixed Charges, including interest on deposits	2.06	2.08	2.07	1.96	1.72	2.06	1.40

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	2.00	2.02	2.01	1.90	1.67	1.96	1.37

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends declared by consolidated subsidiaries.
(3)	Represents pre-tax earnings required to pay preferred dividends declared by the parent entity.
(4)	Adjusted for capitalized interest.